Exhibit 12.1

CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands, except for ratio amounts)	Three months ended March 31, 2017 (1)	Year ended December 31,
		2016 (2)	2015 (3)	2014 (4)	2013 (5)	2012 (6)
EARNINGS BEFORE FIXED CHARGES:
Income from continuing operations before income taxes	$36,460	$457,001	$240,384	$285,020	$140,195	$148,654
Less: Equity in income of joint ventures	1,817	7,125	6,168	7,023	24,865	20,175
	34,643	449,876	234,216	277,997	115,330	128,479
Add: Distributed income of joint ventures	1,720	7,057	6,387	7,399	8,884	6,321
Less: Interest capitalized	4,449	18,184	19,271	22,185	15,698	12,649
Less: Preferred distribution of subsidiaries	—	—	—	—	—	776
Total earnings before fixed charges	31,914	438,749	221,332	263,211	108,516	121,375

FIXED CHARGES
Interest expense	22,956	93,145	97,312	94,906	99,784	105,801
Interest capitalized	4,449	18,184	19,271	22,185	15,698	12,649
Accretion of discount	265	1,032	1,080	1,035	1,051	816
Interest portion of rental expense	61	244	202	179	167	156
Preferred distribution of subsidiaries	—	—	—	—	—	776
Total fixed charges	27,731	112,605	117,865	118,305	116,700	120,198
Total earnings and fixed charges	$59,645	$551,354	$339,197	$381,516	$225,216	$241,573
RATIO OF EARNINGS TO FIXED CHARGES	2.15	4.90	2.88	3.22	1.93	2.01

(1)    Earnings include a $323 impact related to a loss on early retirement of debt. Excluding this impact, the ratio would be 2.16.
(2)    Earnings include a $295,397 impact related to a gain on sale of operating properties, including land. Excluding this impact, the ratio would be 2.27.
(3)    Earnings include a $104,288 impact related to a gain on sale of operating properties, including land. Excluding this impact, the ratio would be 1.99.
(4)    Earnings include a $159,289 impact related to a gain on sale of operating properties, including land, a $10,000 impact related to incentive compensation expense as a result of joint venture restructuring, and a $1,152 impact related to an impairment charge associated with land holdings. Excluding these impacts, the ratio would be 1.97.
(5)    Earnings include a $1,000 impact related to non-recurring fee income and a $698 impact related to gain on sale of land. Excluding these impacts, the ratio would be 1.92.
(6)    Earnings include a $57,418 impact related to a gain on acquisition of controlling interest in joint ventures. Excluding this impact, the ratio would be 1.53.